Exhibit 99.1

Press Release

Dupixent® significantly reduced COPD exacerbations in second positive Phase 3 trial, accelerating FDA submission and confirming potential to become first approved biologic for this serious disease

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NOTUS trial met its primary endpoint with overwhelming efficacy, showing Dupixent significantly reduced exacerbations by 34% compared to placebo in patients with moderate-to-severe COPD with evidence of type 2 inflammation (ie, blood eosinophils ≥300 cells per µL), confirming results from the landmark BOREAS pivotal trial

*	Dupixent rapidly and significantly improved lung function (139 mL in FEV1) compared to placebo (57 mL in FEV1) at 12 weeks
*	Supplemental BLA submission planned by end of 2023
*	Approximately 300,000 people in the U.S. alone live with uncontrolled COPD with evidence of type 2 inflammation; no new treatment approaches approved for more than a decade

Paris and Tarrytown, N.Y. November 27, 2023. The second Dupixent® (dupilumab) investigational Phase 3 chronic obstructive pulmonary disease (COPD) trial (NOTUS) has shown that Dupixent significantly reduced (34%) exacerbations, confirming positive published results from the landmark Phase 3 BOREAS trial. The NOTUS trial also confirmed that treatment with Dupixent led to rapid and significant improvements in lung function by 12 weeks and were sustained at 52 weeks. The NOTUS trial evaluated the investigational use of Dupixent compared to placebo in adults currently on maximal standard-of-care inhaled therapy (triple therapy) with uncontrolled COPD and evidence of type 2 inflammation (i.e., blood eosinophils ≥300 cells per µL). These results were from an interim analysis and, given the overwhelming positive efficacy of the primary endpoint, will be considered the primary analysis of the trial. Sanofi and Regeneron plan to submit the data from this replicate trial, along with positive results from the Phase 3 BOREAS trial, to the U.S. Food and Drug Administration (FDA) by the end of the year.

Naimish Patel, M.D.

Head of Global Development, Immunology and Inflammation at Sanofi

“This is the first and only time an investigational biologic in COPD has shown a significant and clinically meaningful reduction in exacerbations in two Phase 3 trials and we are pleased that we can potentially deliver Dupixent faster to patients in need where no new advancements have been identified in over a decade. These data validate our belief that Dupixent has the potential to transform the treatment of moderate-to-severe COPD and given the significant unmet needs for patients with uncontrolled COPD, we are not stopping with Dupixent. Our second program in COPD, itepekimab, continues with data expected in 2025. If positive, Dupixent and itepekimab could emerge as treatments for approximately 80% of those suffering from moderate-to-severe COPD with recurrent exacerbations.”

Earlier this year, the FDA granted Breakthrough Therapy designation for Dupixent as an add-on maintenance treatment in adult patients with uncontrolled COPD associated with a history of exacerbations and an eosinophilic phenotype based on the positive results from BOREAS.

George D. Yancopoulos, M.D., Ph.D.

Board Co-Chair, President and Chief Scientific Officer at Regeneron

“We are highly encouraged by these remarkable results from NOTUS showing a 34% reduction in COPD exacerbations compared to placebo, confirming the unprecedented results from our first Phase 3 trial, BOREAS. These results demonstrate the important role of type 2 inflammation in yet another chronic and debilitating disease, and the ability of Dupixent to address this inflammation. We are working to submit these data rapidly to the FDA.”

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The NOTUS trial included 935 adults who were current or former smokers aged 40 to 85 years and randomized to receive Dupixent (n=470) or placebo (n=465), which was added to maximal standard-of-care inhaled therapy. Patients receiving Dupixent compared to placebo experienced:

●	34% reduction in moderate or severe acute COPD exacerbations over 52 weeks (p=0.0002), the primary endpoint.
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Improved lung function from baseline by 139 mL at 12 weeks compared to 57 mL for placebo (p=0.0001), with the benefit versus placebo sustained at week 52 (115 mL for Dupixent versus 54 mL for placebo, p=0.0182), both of which were key secondary endpoints.

The safety results were generally consistent with the known safety profile of Dupixent in its approved indications. Overall rates of adverse events (AE) were 67% for Dupixent and 66% for placebo. AEs more commonly observed with Dupixent (≥5% and ≥1% imbalance) compared to placebo included COVID-19 (9.4% Dupixent, 8.2% placebo), nasopharyngitis (6.2% Dupixent, 5.2% placebo), and headache (7.5% Dupixent, 6.5% placebo). AEs more commonly observed with placebo compared to Dupixent included COPD (7.8% placebo, 4.9% Dupixent). AEs leading to deaths were 2.6% for Dupixent and 1.5% for placebo.

Detailed results from the NOTUS trial are planned for presentation at a future scientific forum.

The efficacy results in NOTUS were consistent with the previously announced results in BOREAS. BOREAS results showed:

●	30% reduction in moderate or severe acute COPD exacerbations over 52 weeks (p=0.0005), the primary endpoint.
●	Improved lung function from baseline by 160 mL at 12 weeks compared to 77 mL for placebo (p<0.0001), with the benefit versus placebo sustained through week 52 (p=0.0003).

The safety results in NOTUS were also consistent with those previously announced in BOREAS. Overall rates of AEs in BOREAS were 77% for Dupixent and 76% for placebo. AEs more commonly observed with Dupixent compared to placebo included headache (8.1% Dupixent, 6.8% placebo), diarrhea (5.3% Dupixent, 3.6% placebo) and back pain (5.1% Dupixent, 3.4% placebo). AEs more commonly observed with placebo compared to Dupixent included upper respiratory tract infection (9.8% placebo, 7.9% Dupixent), hypertension (6.0% placebo, 3.6% Dupixent) and COVID-19 (5.7% placebo, 4.1% Dupixent). AEs leading to deaths were 1.5% for Dupixent and 1.7% for placebo.

The European Medicines Agency is reviewing Sanofi and Regeneron’s application for Dupixent for the treatment of uncontrolled COPD with type 2 inflammation; this application is based on results from the BOREAS trial. Discussions with other regulatory authorities around the world are ongoing.

The safety and efficacy of Dupixent in COPD are currently under clinical investigation and have not been evaluated by any regulatory authority.

About COPD

COPD is the third leading cause of death worldwide and a life-threatening respiratory disease that damages the lungs and causes progressive lung function decline. Symptoms include persistent cough, breathlessness and excessive mucus production that may not only impair the ability to perform routine daily activities, but can also lead to anxiety, depression and sleep disturbances. COPD is also associated with a significant health and economic burden due to recurrent acute exacerbations that require systemic corticosteroid treatment and/or lead to hospitalization or even death. Smoking and exposure to noxious particles are key risk factors for COPD, but even individuals who quit smoking can still develop or continue having the disease. In the U.S. alone, approximately 300,000 people live with uncontrolled COPD with evidence of type 2 inflammation.

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About the Dupixent COPD Phase 3 Trial Program

NOTUS and BOREAS are replicate, randomized, Phase 3, double-blind, placebo-controlled trials that evaluated the efficacy and safety of Dupixent in adults who were current or former smokers with moderate-to-severe COPD aged 40 to 85 years in NOTUS and 40 to 80 years in BOREAS. Enrolling a total of 1,874 patients, all patients in NOTUS and BOREAS had evidence of type 2 inflammation, as measured by blood eosinophils ≥300 cells per µL. Patients with a diagnosis or history of asthma were excluded from the trials.

During the 52-week treatment period, patients in NOTUS and BOREAS received Dupixent or placebo every two weeks added to a maximal standard-of-care inhaled triple therapy of inhaled corticosteroids (ICS), long-acting beta agonists (LABA), and long-acting muscarinic antagonists (LAMA). Double maintenance therapy, which included LABA and LAMA, was allowed if ICS was contraindicated.

The primary endpoint for NOTUS and BOREAS evaluated the annualized rate of acute moderate or severe COPD exacerbations. Moderate exacerbations were defined as those requiring systemic steroids and/or antibiotics. Severe exacerbations were defined as those: requiring hospitalization; requiring more than a day of observation in an emergency department or urgent care facility; or resulting in death. Key secondary endpoints included change from baseline in lung function (assessed by pre-bronchodilator forced expiratory volume [FEV1]) at 12 and 52 weeks.

Data from BOREAS were published in the New England Journal of Medicine.

About Sanofi and Regeneron’s COPD Clinical Research Program

Sanofi and Regeneron are motivated to transform the treatment paradigm of COPD by examining the role different types of inflammation play in the disease progression through the investigation of two potentially first-in-class biologics, Dupixent and itepekimab.

Dupixent inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways and the program focuses on a specific population of people with evidence of type 2 inflammation. Itepekimab is a fully human monoclonal antibody that binds to and inhibits interleukin-33 (IL-33), an initiator and amplifier of broad inflammation in COPD. Across both programs, four Phase 3 trials are ongoing and designed to inform next-generation treatments for people with COPD who might not have other options.

Itepekimab is currently under clinical investigation and its safety and efficacy have not been evaluated by any regulatory authority.

About Dupixent

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways and is not an immunosuppressant. The Dupixent development program has shown significant clinical benefit and a decrease in type 2 inflammation in Phase 3 trials, establishing that IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in multiple related and often co-morbid diseases. These diseases include approved indications for Dupixent, such as atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), eosinophilic esophagitis (EoE) and prurigo nodularis.

Dupixent has received regulatory approvals in one or more countries around the world for use in certain patients with atopic dermatitis, asthma, CRSwNP, EoE or prurigo nodularis in different age populations. Dupixent is currently approved for one or more of these indications in more than 60 countries, including in Europe, the U.S. and Japan. Approximately 750,000 patients are being treated with Dupixent globally.

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Dupilumab Development Program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across more than 60 clinical trials involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes in Phase 3 trials, including pediatric EoE, chronic spontaneous urticaria, chronic pruritus of unknown origin, chronic obstructive pulmonary disease with evidence of type 2 inflammation and bullous pemphigoid. These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron is a leading biotechnology company that invents, develops, and commercializes life-transforming medicines for people with serious diseases. Founded and led for 35 years by physician-scientists, Regeneron’s unique ability to repeatedly and consistently translate science into medicine has led to numerous FDA-approved treatments and product candidates in development, almost all of which were homegrown in Regeneron’s laboratories. Regeneron’s medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, hematologic conditions, infectious diseases, and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through its proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center®, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about Regeneron, please visit www.regeneron.com or follow Regeneron on LinkedIn.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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